SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 3, 2011

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated August 3, 2011, entitled “Syneron Stands Behind their Commitment in Supporting the Growth and Advancements in Dermatology.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By: /s/ Asaf Alperovitz
Name: Asaf Alperovitz
Title: Chief Financial Officer

Date: August 3, 2011

Syneron Stands Behind Their Commitment in Supporting the Growth and Advancements in Dermatology

Syneron's ePrime(TM), CO2RE(TM) and eMatrix(R) Exemplify Novel Craftsmanship for Today's Practitioners Attending the American Academy of Dermatology's Summer Academy Meeting in New York, NY

YOKNEAM, ISRAEL--(Marketwire - August 3, 2011) - Syneron Medical Ltd. (NASDAQ: ELOS), www.syneron.com, the global leader in medical aesthetic devices, remains dedicated in delivering the company's commitment to science, results and trust for the Dermatology community with novel offerings supported by leading industry experts as to be displayed at the AAD's Summer Academy Meeting to be held on August 3-7, 2011 at the Hilton New York in New York, NY.

"Educational extensions like the Summer Academy Meeting hosted by the American Academy of Dermatology motivates us throughout the year to pioneer innovative and current solutions for our core physician partners," said Louis P. Scafuri, Chief Executive Officer of Syneron and Candela Corporation. "Each of our products are conceived and developed with today's practitioners in mind. We remain committed to undertake the appropriate investment in scientific work necessary to demonstrate that our products and technologies deliver exceptional results. It is our goal to earn the trust of the professionals to whom we sell."

ePrime™, the latest addition in Syneron and Candela product portfolio, reveals a revolutionary new dimension in facial enhancement as the industry's first Energy-Based Dermal Remodeling system to precisely target and deliver measured radio frequency (RF) energy directly into the deep dermis to stimulate the growth of collagen and elastin for volumetric improvement in a single treatment. "The thought that a medical device can provide dermal volume is truly exciting," said Lori Brightman, MD, board certified Dermatologist at the Laser & Skin Surgery Center of New York. "ePrime has opened up a unique treatment option for our patients. I have also been impressed with the level of patient satisfaction."

Syneron and Candela's robust family of products and steady stream of unique treatment offerings exemplifies the company's commitment in supporting the growth and clinical advancements of this field. "As a long time provider of Syneron and Candela products I remain a strong supporter behind the company and its products because of the company's dedication in addressing the growing and changing needs of my patients and my practice," said Vince Afsahi, MD, board certified Dermatologist and Assistant Clinical Professor of Dermatology at the University of Southern California. "I know that if there is a need to address or enhance a current solution Syneron will be in the forefront to this change."

Syneron and Candela will showcase their latest advancements at The Summer Academy meeting in Booth 514 that includes, but not limited to:

GentleLASE® PRO: Building upon the industry's Gold Standard in hair removal, the GentleLASE PRO high speed hair removal system surpasses the competition in treatment time, treatment versatility and enhanced ease of use.

CO2RE™: a versatile CO2 system that offers the best of current CO2 treatment methodologies with a revolutionary new feature, Fusion Fractional Mode. This new feature answers the need for practitioners to treat both superficial and deep skin layers simultaneously with precision-control over the intensity, pattern and depth of ablation to meet the individual practice needs without multiple hand pieces or optical spots.

Sublative® by eMatrix®, a new and unique treatment category in facial rejuvenation delivered in the world's first bipolar RF-only system. This novel technology delivers high-intensity dermal impact with less epidermal ablation, resulting in minimal patient downtime and an ideal treatment of choice for patients with darker skin tones.

For more information, visit www.syneron.com.

About Syneron Medical Ltd.
Syneron Medical Ltd. -- a company devoted to real technology, real science and real results -- is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. The Company's aspiration and commitment to innovation expands Syneron's offering beyond medical device into the largest in-demand applications in beauty -- skin lightening. With its innovative approach to aesthetic treatments, Syneron has now entered into one of the largest in-demand applications, skin lightening. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The company markets and services and supports its products in 86 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.
Additional information can be found at www.syneron.com.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Further, any statements that are not statements of historical fact (including statements containing "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risk that the businesses of Syneron and Candela may not be integrated successfully; the risk that the merger transaction with Candela may involve unexpected costs or unexpected liabilities; the risk that synergies from the merger transaction may not be fully realized or may take longer to realize than expected; the risk that disruptions from the merger transaction make it more difficult to maintain relationships with customers, employees, or suppliers; as well as the risks set forth in Syneron Medical Ltd.'s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.'s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document. Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change. However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so. The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken. These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.'s views as of any date after the date of this document.

Contacts:
Syneron - Public Relations
pr@syneron.com

Asaf Alperovitz
Chief Financial Officer
+ 972 73 244 2283

Zack Kubow
The Ruth Group
646-536-7020